SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
SCHEDULE 13D
Under the Securities Exchange Act of 1934

TTEC Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89854H 102
(CUSIP Number)

Kenneth D. Tuchman
5251 DTC Parkway, Suite 995
Greenwood Village, CO 80111
(303) 397-8100

With copies to:
Andrew J. Nussbaum
Eric M. Feinstein
Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, NY 10019
(212) 403-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2024
(Date of Event Which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 89854H 102

1	Names of Reporting Persons Kenneth D. Tuchman

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,526,401

	8	Shared Voting Power 21,326,806 (1)

	9	Sole Dispositive Power 6,526,401

	10	Shared Dispositive Power 21,326,806 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,853,207

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 58.4% (2)

14	Type of Reporting Person (See Instructions) IN

__________________
(1) Consists of (i) 14,766,806 shares beneficially owned by Mr. Tuchman in his capacity as the controlling person of Mantucket Capital Management Corporation, the sole general partner of KDT Family, LLLP, (ii) 6,550,000 shares beneficially owned by Mr. Tuchman in his capacity as the sole trustee of KDT Stock Revocable Trust, and (iii) 10,000 shares beneficially owned by Mr. Tuchman’s spouse. Mr. Tuchman disclaims beneficial ownership of all shares beneficially owned by his spouse.

(2) Based on 47,723,922 shares of Common Stock outstanding as of July 31, 2024, according to information provided by TTEC Holdings, Inc., a Delaware corporation (the “Company”).

CUSIP No. 89854H 102

1	Names of Reporting Persons KDT Stock Revocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,550,000 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,550,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,550,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.7% (2)

14	Type of Reporting Person (See Instructions) OO

__________________
(1) Power is shared with its sole trustee, Kenneth D. Tuchman.

(2) Based on 47,723,922 shares of Common Stock outstanding as of July 31, 2024, according to information provided by the Company.

CUSIP No. 89854H 102

1	Names of Reporting Persons KDT Family, LLLP

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,766,806 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,766,806 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,766,806

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.9% (2)

14	Type of Reporting Person (See Instructions) PN

__________________
(1) Power is shared with its sole general partner, Mantucket Capital Management Corporation, and Kenneth D. Tuchman, the controlling person of Mantucket Capital Management Corporation.

(2) Based on 47,723,922 shares of Common Stock outstanding as of July 31, 2024, according to information provided by the Company.

CUSIP No. 89854H 102

1	Names of Reporting Persons Mantucket Capital Management Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,766,806 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,766,806 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,766,806

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.9% (2)

14	Type of Reporting Person (See Instructions) CO

__________________
(1) Consists of 14,766,806 shares beneficially owned by Mantucket Capital Management Corporation in its capacity as the sole general partner of KDT Family, LLLP.

(2) Based on 47,723,922 shares of Common Stock outstanding as of July 31, 2024, according to information provided by the Company.

EXPLANATORY NOTE

This Amended Statement on Schedule 13D (this “Amendment”), the third amendment to the April 10, 2019 Schedule 13D as amended on December 26, 2019 and January 17, 2020 (as so amended, the “13D”), is being jointly filed by Kenneth D. Tuchman, KDT Stock Revocable Trust (the “Trust”), KDT Family, LLLP (the “Limited Partnership”) and Mantucket Capital Management Corporation (the “General Partner,” and together with Mr. Tuchman, the Trust and the Limited Partnership, the “Reporting Persons”) and relates to the common stock, par value $0.01 per share (“Common Stock”), of TTEC Holdings, Inc. (the “Company”).

Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the initial 13D.

Item 1. Security and Issuer.

Item 1 of the 13D is hereby amended by amending and restating the last sentence thereof as follows:

The principal executive offices of the Company are located at 6312 South Fiddler’s Green Circle, Suite 100N, Greenwood Village, Colorado 80111.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the 13D is hereby supplemented to include the following information at the end of Item 3:

The Reporting Persons have not obtained any financing commitment or agreed to any financing terms regarding the transactions contemplated by the Proposal (as defined below). Third party financing for the transactions contemplated by the Proposal is subject to negotiation, and the Reporting Persons can provide no assurances that they will be able obtain financing or negotiate definitive agreements with respect to financing on terms acceptable to them.

Item 4. Purpose of Transaction.

Item 4 of the 13D is hereby supplemented to include the following information at the end of Item 4:

On September 27, 2024, Mr. Tuchman delivered a non-binding proposal to the Board of Directors of the Company (the “Board”) to acquire all of the outstanding shares of Common Stock not already owned by the Reporting Persons for cash consideration at a purchase price of $6.85 per share of Common Stock (the “Proposal”).

In the Proposal, Mr. Tuchman indicated his expectation that the Board will establish and empower a special committee consisting solely of independent and disinterested directors (the “Special Committee”) and delegate to the Special Committee the authority to evaluate and negotiate the Proposal and any other matters the disinterested members of the Board may determine to delegate to the Special Committee.

The Proposal specifies that any Reporting Person’s entrance into a binding agreement with respect to the Proposal will be conditioned upon, among other things, negotiation and execution of a mutually satisfactory binding agreement with respect to the Proposal, as well as the receipt by the Reporting Persons of equity and/or debt financing commitments in an amount and on terms acceptable to the Reporting Persons.

The Proposal also states that the Reporting Persons will only pursue a transaction that is expressly conditioned on the procedures described in Kahn v. M&F Worldwide Corp. and its progeny under Delaware law. Any potential transaction would (among other things) have to be (1) approved by a fully empowered special committee consisting solely of independent and disinterested directors and (2) subject to a non-waivable condition requiring the approval of the holders of a majority of the outstanding shares of Common Stock that are not owned by the Reporting Persons or their affiliates and associates or Company executive management.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by the full text of the Proposal, which is attached as Exhibit 99.1 to this 13D and is incorporated herein by reference.

While the Proposal remains under consideration by the Special Committee, the Reporting Persons and their representatives expect to pursue discussions with potential financing sources to provide committed financing for the Proposal, and to respond to inquiries from and engage in negotiations with the Special Committee and its independent legal and financial advisors regarding the Proposal.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including an acquisition of additional securities of the Company, an extraordinary corporate transaction (such as a merger) involving the Company, delisting of the Common Stock from the NASDAQ and other material changes in the Company’s business or corporate structure.

No assurances can be given that a definitive agreement regarding a Proposal will be reached or that the transaction contemplated by the Proposal or any other potential transaction involving any of the Reporting Persons or their affiliates and the Company will be consummated, or if a transaction is undertaken, as to its ultimate terms or timing. The Proposal is non-binding and the Reporting Persons reserve the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time. If the transaction contemplated by the Proposal is not consummated, the Reporting Persons will continue to review their investment in the Company on a continuing basis and may in the future take or propose to take such actions with respect to their investment in the Company as they deem appropriate.

Item 5. Interest in Securities of the Issuer.

Item 5 of the 13D is hereby amended and restated in its entirety as follows:

(a)
The information set forth on rows 11 and 13 of each of the cover pages of this 13D is incorporated herein by reference. To the knowledge of each of the Reporting Persons, none of the Covered Persons (as defined and identified in the initial 13D) owns beneficially pursuant to Rule 13d-3 of the Act any shares of Common Stock.

(b)	The information set forth in rows 7 through 10 of each of the cover pages of this 13D is incorporated herein by reference.

(c)	None of the Reporting Persons have effected any transactions in the Common Stock in the last sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits.

Item 7 of the 13D is hereby supplemented by adding the following exhibit:

Exhibit Number	Description

99.1	Letter, dated September 27, 2024 from Kenneth D. Tuchman to the Board of Directors of TTEC Holdings, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2024
KENNETH D. TUCHMAN

	By:	/s/ Kenneth D. Tuchman
Name: Kenneth D. Tuchman

KDT STOCK REVOCABLE TRUST

	By:	/s/ Kenneth D. Tuchman
Name: Kenneth D. Tuchman
Title: Sole Trustee

KDT FAMILY, LLLP
By: Mantucket Capital Management Corporation, its general partner

	By:	/s/ Kenneth D. Tuchman
Name: Kenneth D. Tuchman
Title: Assistant Treasurer

MANTUCKET CAPITAL MANAGEMENT CORPORATION

	By:	/s/ Kenneth D. Tuchman
Name: Kenneth D. Tuchman
Title: Assistant Treasurer